1050 Connecticut Ave NW, Suite 500

Washington, D.C. 20036

July 30, 2025

VIA EDGAR

Attention:	Jason Drory
Laura Crotty

Division of Corporation Finance

Securities and Exchange Commission

Office of Life Sciences

100 F Street, NE

Washington DC 20549

Re:	Cyclacel Pharmaceuticals, Inc.
Registration Statement on Form S-1
Submitted July 24, 2025
CIK No. 0001130166

Dear Ladies and Gentlemen,

On behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”), we are writing to submit the Company’s response to the comment issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 25, 2025 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-1 filed on July 24, 2025 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the securities of the Company. Concurrently with this submission, the Company has filed the first amendment to the Registration Statement on Form S-1/A. The response set forth below are based upon information provided to Rimon P.C.

Registration Statement on Form S-1 filed July 24, 2025

General

1. We note your response to prior comment 1 and reissue in part. You do not appear to have revised your registration statement to include the pro forma financial information required by Rule 8-05 of Regulation S-X, as your response indicates. Please revise accordingly, or advise.

Response: We acknowledge the Staff’s comment and advise in response that the Company has revised the Registration Statement to include the pro forma financial information required by Rule 8-05 of Regulation S-X.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement. If you have any additional questions regarding any of our responses or the revised Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Debbie A. Klis
Rimon P.C.

cc:	Datuk Dr. Doris Wong, CEO